UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File No. 001-41010

MAINZ BIOMED N.V.

(Translation of registrant’s name into English)

Robert Koch Strasse 50
55129 Mainz
Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

Other Events

On or around May 13, 2025, Mainz Biomed N.V. will begin mailing to certain shareholders of record as of the close of business on May 5, 2025, a power of attorney and voting proxy card pursuant to Dutch law, relating to its annual general meeting of shareholders to be held on June 2, 2025. Copies of certain of these documents are attached as Exhibits 99.1, 99.2, and 99.3 hereto.

This current report on Form 6-K and exhibits 99.1, 99.2, and 99.3 hereto are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-269091).

Exhibit No.	Exhibit
99.1	Notice of Annual General Meeting
99.2	Agenda of the Annual General Meeting
99.3	Voting Proxy Card, and Power of Attorney

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 2, 2025	By:	/s/ William J. Caragol
	Name:	William J. Caragol
	Title	Chief Financial Officer

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